

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

June 25, 2010

Via U.S. Mail and Fax (33 1 40 76 1400)

Mr. Ben Verwaayen
Chief Executive Officer
Alcatel-Lucent
54 rue de la Boetie
Paris, 75008
France

> **RE: Alcatel-Lucent
> Form 20-F for the Fiscal Year Ended December 31, 2009
> Filed March 23, 2010
> File No. 001-11130**

Dear Mr. Verwaayen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Exhibit 12.1, Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2, Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1, Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2, Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1.   Please amend your Form 20-K to include executed certifications by the signing officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3815 with any questions.

Sincerely,

/s/ Larry M. Spirgel
Assistant Director